Exhibit 99.1

News Release

2015-24

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Reports First Quarter 2015 Results

•	First quarter revenue of $602.3 million

•	First quarter net income attributable to Intelsat S.A. of $54.7 million

•	Net income per diluted common share of $0.47; Adjusted net income per diluted common share of $0.69

•	EBITDA of $460.5 million and Adjusted EBITDA of $470.5 million, or 78 percent of revenue

•	$9.7 billion contracted backlog provides visibility for future revenue and cash flow

•	Launch schedule for Intelsat EpicNG® program and other satellites unchanged

•	Intelsat reaffirms its 2015 financial outlook

Luxembourg, 30 April 2015

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, today reported total revenue of $602.3 million and net income attributable to Intelsat S.A. of $54.7 million, or $0.47 per common share on a diluted basis, for the three months ended March 31, 2015. The company reported adjusted net income per diluted common share1 of $0.69 for the three months ended March 31, 2015.

Intelsat S.A. reported EBITDA1, or earnings before net interest, taxes and depreciation and amortization, of $460.5 million, or 76 percent of revenue, and Adjusted EBITDA1 of $470.5 million, or 78 percent of revenue, for the three months ended March 31, 2015.

Intelsat CEO, Stephen Spengler, said, “Overall, with revenues of $602 million, our business is performing to our 2015 expectations, with each customer set making progress on long-term goals in the first quarter. Our network services business continues to capitalize on growth in the mobility sector, with new service starts in the period. Network services also signed a sizeable contract from an existing customer that will transition to our next generation Intelsat EpicNG platform. Our recently deployed Intelsat 30 satellite supported renewed growth in our media business. Lastly, our government business continued to earn its share of new and renewed contracts.

Spengler continued, “One of our top priorities in 2015 is delivering capacity for launch. Of our satellites expected to launch over the next 12 months, our Intelsat 34, Intelsat 29e and Intelsat 31 satellite programs remain on schedule. With solid progress on our other priorities, such as ecosystem development and the introduction of new services, we are executing on our plan to create long-term growth.”

First Quarter 2015 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and government applications.

Network Services comprised 46 percent of Intelsat’s total first quarter 2015 revenue, and at $276.6 million, decreased 5 percent as compared to the first quarter of 2014.

Media comprised 37 percent of the company’s revenue for the quarter ended March 31, 2015, and at $224.8 million, increased 1 percent as compared to the first quarter of 2014.

Government comprised 16 percent of our revenue for the quarter ended March 31, 2015, and at $94.8 million, decreased 13 percent as compared to the first quarter of 2014.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,200 station-kept transponders was 75 percent at March 31, 2015, as compared to 77 percent at the end of the first quarter of 2014. Units under contract declined primarily due to decreases in government and Africa customer usage.

Satellite Launches

We have had no material change in our launch plans since our last earnings report on February 18, 2015. The next scheduled launch is Intelsat 34, which is a replacement satellite for our 304.5°E video neighborhood. We expect it to launch in the third quarter of 2015 and be in service by early 2016.

Contracted Backlog

At March 31, 2015, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $9.7 billion, as compared to $10.0 billion at December 31, 2014.

Financial Results for the Three Months ended March 31, 2015

Effective first quarter 2015, on-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services. In addition, effective first quarter 2015, certain revenues have been reclassified between transponder services and managed services across our customer sets in order to better reflect the nature of the underlying business.

A supplemental schedule of historical revenues was prepared for the periods 2013-2014 by quarter and full year that reflects the above classification changes. The supplemental schedule is attached to our quarterly commentary issued this morning.

Total On-Network Revenue decreased by $22.2 million, or 4 percent, to $552.0 million, as compared to the three months ended March 31, 2014:

•	Transponder services reported an aggregate decrease of $11.9 million, primarily due to a $10.4 million decrease in revenue from network services customers, mainly due to reductions related to the competitive environment, largely for services delivered in Africa and reductions in point-to-point and consumer broadband services. Transponder services also declined due to a $7.8 million reduction in revenue from capacity sold for government applications to customers primarily in the North America region. These decreases were partially offset by a $6.3 million net increase for direct-to-home (“DTH”) and distribution services sold to media customers mainly in the North America and Latin America regions.

•	Managed services reported an aggregate decrease of $6.4 million, largely due to a $3.5 million decline in revenue from capacity sold for government applications, and a $2.5 million decrease in revenue from media customers for occasional use services.

•	Channel reported an aggregate decrease of $3.8 million due to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend we expect to continue.

Total Off-Network and Other Revenue decreased by $4.4 million, or 8 percent, to $50.3 million:

•	Transponder, MSS and other off-network services reported an aggregate decrease of $2.9 million, primarily due to declines in services for government applications, largely related to reduced sales of third party off-network transponder services and MSS.

•	Satellite-related services reported an aggregate decrease of $1.5 million, primarily due to decreased revenue from flight operations support for third-party satellites and other services.

For the three month period ended March 31, 2015, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue decreased by $0.3 million to $83.5 million, as compared to the three months ended March 31, 2014. The decline was mainly comprised of a decrease of $2.3 million in the cost of third-party capacity purchased related to lower sales of such services, offset by an increase of other direct costs of revenue.

Selling, general and administrative expenses increased by $7.8 million, or 17 percent, to $54.7 million, as compared to the three months ended March 31, 2014. This was primarily due to a $7.6 million increase in bad debt expense. Bad debt expense was $5.1 million in the first quarter of 2015, compared to a credit of $2.6 million in the first quarter of 2014, as a result of the recovery of previously reserved balances.

Depreciation and amortization expense increased by $1.8 million, or 1 percent, to $171.4 million, as compared to the three months ended March 31, 2014. This increase primarily resulted from higher depreciation due to a satellite placed in service in the fourth quarter of 2014; partially offset by certain satellites, ground equipment and other assets becoming fully depreciated and a decrease in amortization expense.

Interest expense, net consists of the gross interest expense we incur together with gains and losses on interest rate swaps (which reflects net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net decreased by $14.8 million, or 6 percent, to $226.0 million for the three months ended March 31, 2015, as compared to $240.8 million for the three months ended March 31, 2014.

The decrease in interest expense, net was principally due to the following:

•	a net decrease of $11.2 million as a result of our debt redemption in 2014; and

•	a decrease of $3.6 million resulting from higher capitalized interest of $18.7 million for the three months ended March 31, 2015, as compared to $15.1 million for the three months ended March 31, 2014, resulting from increased levels of satellites and related assets under construction.

The non-cash portion of interest expense, net was $5.0 million for the three months ended March 31, 2015. The non-cash interest expense consisted of the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Other expense, net was $3.6 million, as compared to other income, net of $0.4 million, for the three months ended March 31, 2014. The difference of $4.0 million was primarily due to an increase in exchange rate losses mainly related to our business conducted in Brazilian reais.

Provision for income taxes was $7.5 million, as compared to $5.4 million for the three months ended March 31, 2014. The difference was principally due to the recognition of certain previously unrecognized tax benefits in three months ended March 31, 2014 as a result of the conclusion of a U.S. Internal Revenue Service audit. Cash paid for income taxes, net of refunds, totaled $14.1 million for the three months ended March 31, 2015 compared to $15.5 million for the same period in 2014.

EBITDA, Adjusted EBITDA, Net Income, Net Income per Diluted Common Share and Adjusted Net Income per Diluted Common Share

EBITDA was $460.5 million for the three months ended March 31, 2015, as compared to $498.7 million for the same period in 2014. The decline was primarily due to lower revenue and an increase in exchange rate losses in 2015 noted above, as well as bad debt expense in 2015, compared to a credit in 2014.

Adjusted EBITDA was $470.5 million for the three months ended March 31, 2015, or 78 percent of revenue, compared to $505.8 million, or 80 percent of revenue, for the same period in 2014.

Net income attributable to Intelsat S.A. was $54.7 million for the three months ended March 31, 2015, compared to net income of $81.9 million for the same period in 2014, reflecting the various items discussed above.

Net income per diluted common share attributable to Intelsat S.A. was $0.47 for the three months ended March 31, 2015, compared to net income per diluted common share of $0.70 for the same period in 2014.

Adjusted net income per diluted common share attributable to Intelsat S.A. was $0.69 for the three months ended March 31, 2015, compared to $0.92 for the same period in 2014.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

	Three Months Ended March 31,		Three Months Ended March 31,
	2014		2015
Network Services	$290,236	46%	$276,638	46%
Media	221,800	36%	224,776	37%
Government	108,906	17%	94,840	16%
Other	7,948	1%	6,052	1%

	$628,890	100%	$602,306	100%

By Service Type

	Three Months Ended March 31,		Three Months Ended March 31,
	2014		2015
On-Network Revenues
Transponder services	$453,115	72%	$441,174	73%
Managed services	105,202	17%	98,784	16%
Channel	15,859	3%	12,048	2%

Total on-network revenues	574,176	91%	552,006	92%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	43,621	7%	40,725	7%
Satellite-related services	11,093	2%	9,575	2%

Total off-network and other revenues	54,714	9%	50,300	8%

Total	$628,890	100%	$602,306	100%

Free Cash Flow from Operations

Free cash flow from operations1 was $199.4 million during the three months ended March 31, 2015. Free cash flow from operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest).

Payments for satellites and other property and equipment during the three months ended March 31, 2015, totaled $187.0 million. Cash and cash equivalents at March 31, 2015 was $258.7 million.

Financial Outlook 2015

Today, Intelsat reaffirmed in all material respects its 2015 financial outlook previously provided in February 2015, in which the company expects the following:

Revenue: Intelsat forecasts full year 2015 revenue of $2.330 billion to $2.380 billion.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full year 2015 to be in a range of $1.81 billion to $1.86 billion.

Capital Expenditures: We expect capital expenditures ranges of:

•	2015: $775 million to $850 million;

•	2016: $625 million to $700 million; and

•	2017: $725 million to $825 million.

Capital expenditure guidance assumes investment in twelve satellites in the concept, design or manufacturing phase for the three calendar year “Guidance Period” of 2015 through 2017. In addition, two custom payloads are being built for us on third-party satellites, which will not require capital expenditure. Of the twelve satellites in our capital expenditure guidance, we expect to launch one satellite in 2015, four satellites in 2016, and one satellite in 2017, and will continue work on the six remaining satellites for which construction will extend beyond the Guidance Period.

We expect to launch two of our new Intelsat EpicNG high-throughput satellites in 2016, increasing our total transmission capacity. By the conclusion of the Guidance Period in 2017, the net number of transponder equivalents will increase by a compound annual growth rate (CAGR) of 7.5 percent as a result of the satellites entering service during the Guidance Period. The growth also includes capacity from one of the customized payloads noted above which we expect will be launched in 2016.

Our capital expenditures guidance includes capitalized interest.

Prepayments: During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts.

We expect prepayment ranges of:

•	2015: $125 million to $150 million;

•	2016: $0 million to $25 million; and

•	2017: $0 million, as no prepayments are currently contracted for this period.

The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Prepayments during the three months ended March 31, 2015 totaled $42.9 million.

Debt Reduction: As was previously disclosed, Intelsat made a $49 million revolver repayment in early 2015. Based upon the guidance provided above, Intelsat expects no further material debt repayment in 2015.

Cash Taxes: Expected to be approximately 1.5 percent of revenue for each of the next several years.

[1]	In this release, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA, free cash flow from operations, Adjusted net income per diluted common share attributable to Intelsat S.A. and related margins included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Q1 2015 Quarterly Commentary

As previously announced, Intelsat is providing a detailed quarterly commentary on the company’s business trends and financial performance prior to the live earnings call. Please visit http://investors.intelsat.com for management’s commentary on the company’s progress against its long-term strategic priorities and outlook for 2015.

Conference Call Information

Intelsat management will hold a public conference call at 11:00 a.m. EDT on Thursday, April 30, 2015 to discuss the company’s financial results for the first quarter ended March 31, 2015. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 16502249.

Participants will have access to a replay of the webcast and conference call through May 7, 2015. The replay number for U.S.-based participants is +1 855-859-2056 and for non-U.S. participants is +1 404-537-3406. The participant code for the replay is 16502249.

About Intelsat

Intelsat S.A. (NYSE: I) is the world’s leading provider of satellite services, delivering high performance connectivity solutions for media, fixed and mobile broadband infrastructure, enterprise and government and military applications. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video and broadband services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and mobile broadband access, Intelsat creates value for its customers through creative space-based solutions.

Envision…Connect…Transform…with Intelsat. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Statements in this news release and certain oral statements from time to time by representatives of the company constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our expectation that our media business will benefit in the near to mid-term from the launch of three satellites that serve our video neighborhoods; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance, including in our different customer sets, and Adjusted EBITDA performance in 2015; our capital expenditure and customer prepayment guidance for 2015 and the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; our expectations as to the level of our cash tax expenses over the next several years; our debt repayment guidance for 2015; and our belief that as we execute on our initiatives, we will build the inventory and service capabilities to allow us to capture future growth, including in emerging opportunities that we believe represent larger and more sustainable markets for our services.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2014, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

($ in thousands, except per share amounts)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Revenue	$628,890	$602,306
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	83,759	83,467
Selling, general and administrative	46,846	54,672
Depreciation and amortization	169,585	171,405

Total operating expenses	300,190	309,544

Income from operations	328,700	292,762
Interest expense, net	240,801	225,974
Other income (expense), net	395	(3,638)

Income before income taxes	88,294	63,150
Provision for income taxes	5,398	7,485

Net income	82,896	55,665
Net income attributable to noncontrolling interest	(950)	(948)

Net income attributable to Intelsat S.A.	$81,946	$54,717

Net income per common share attributable to Intelsat S.A.:
Basic	$0.77	$0.51
Diluted	$0.70	$0.47

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO EBITDA

($ in thousands)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Net income	$82,896	$55,665
Add:
Interest expense, net	240,801	225,974
Provision for income taxes	5,398	7,485
Depreciation and amortization	169,585	171,405

EBITDA	$498,680	$460,529

EBITDA Margin	79%	76%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO

ADJUSTED EBITDA

($ in thousands)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Net income	$82,896	$55,665
Add:
Interest expense, net	240,801	225,974
Provision for income taxes	5,398	7,485
Depreciation and amortization	169,585	171,405

EBITDA	498,680	460,529

Add:
Compensation and benefits	4,065	7,948
Non-recurring and other non-cash items	3,089	1,984

Adjusted EBITDA	$505,834	$470,461

Adjusted EBITDA Margin	80%	78%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED ADJUSTED NET INCOME PER DILUTED COMMON SHARE

($ in thousands, except per share amounts)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Numerator (in thousands):
Net income attributable to Intelsat S.A.	$81,946	$54,517
Add (Subtract):
Compensation and benefits (1)	4,065	7,948
Losses on derivative financial instruments (2)	1,848	1,649
Amortization (3)	17,058	15,054
Non-recurring and other non-cash items (4)	3,089	1,984
Income tax effect of adjustments above & other discrete tax items (5)	(1,263)	(186)

Adjusted net income attributable to Intelsat S.A.	$106,743	$80,966

Denominator (in millions):
Basic weighted average shares outstanding	106.2	106.9
Weighted average dilutive shares outstanding:
Preferred shares	9.6	9.6
Employee compensation related shares, including options and restricted share units	0.8	0.8

Adjusted diluted weighted average shares outstanding	116.6	117.3

Adjusted diluted net income per common share attributable to Intelsat S.A.	$0.92	$0.69

Note:

Management evaluates financial performance in part based on adjusted net income per diluted common share attributable to common shareholders. This measure consists of net income per diluted common share attributable to common shareholders as reported, as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and footnotes below. In addition, in calculating this measure we adjusted our common shares outstanding to reflect dilution when the calculation of the numerator moved from a net loss to net income. We believe investors’ understanding of our operating performance is enhanced by the disclosure of this measure. Adjusted net income per diluted common share attributable to common shareholders is not a recognized financial measure in accordance with U.S. GAAP and should not be considered a substitute for earnings per share or other financial measures as computed in accordance with U.S. GAAP and may not be comparable to similarly titled measures of other companies.

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Represents (i) the changes in the fair value of the undesignated interest rate swaps and (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps, both of which are recognized in interest expense, net.
(3)	Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense related to our backlog and other and customer intangible assets.
(4)	Reflects certain non-recurring gains and losses and non-cash items, including the following: non-recurring litigation expenses; expenses associated with the relocation of Intelsat General Corporation to our U.S. administrative headquarters facility; non-cash expense related to the recognition of expense on a straight-line basis for certain office space leases; severance, retention and relocation payments; costs associated with development activities; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.
(5)	Represents the income tax impact of the various adjustments.

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands, except, per share amounts)

	As of December 31, 2014	As of March 31, 2015
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$123,147	$258,726
Receivables, net of allowance of $35,174 in 2014 and $34,231 in 2015	220,458	217,290
Deferred income taxes	76,315	75,827
Prepaid expenses and other current assets	35,945	33,313

Total current assets	455,865	585,156
Satellites and other property and equipment, net	5,880,264	5,908,842
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	500,545	485,490
Other assets	393,754	392,964

Total assets	$16,469,355	$16,611,379

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$151,793	$145,642
Taxes payable	8,974	2,172
Employee related liabilities	44,815	25,053
Accrued interest payable	161,495	311,170
Current portion of long-term debt	49,000	—
Deferred satellite performance incentives	20,957	20,070
Deferred revenue	117,401	119,411
Other current liabilities	72,629	91,818

Total current liabilities	627,064	715,336
Long-term debt, net of current portion	14,762,142	14,761,161
Deferred satellite performance incentives, net of current portion	163,360	159,023
Deferred revenue, net of current portion	967,318	988,819
Deferred income taxes	211,680	221,869
Accrued retirement benefits	262,906	246,474
Other long-term liabilities	217,452	190,586

Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,067	1,071
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	35
Paid-in capital	2,117,898	2,125,723
Accumulated deficit	(2,782,741)	(2,728,024)
Accumulated other comprehensive loss	(112,527)	(103,405)

Total Intelsat S.A. shareholders’ deficit	(776,268)	(704,600)
Noncontrolling interest	33,701	32,711

Total liabilities and shareholders’ deficit	$16,469,355	$16,611,379

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2015
Cash flows from operating activities:
Net income	$82,896	$55,665
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	169,585	171,405
Provision for doubtful accounts	(2,563)	5,070
Foreign currency transaction loss	223	5,205
Share-based compensation	3,958	7,831
Deferred income taxes	(1,398)	900
Amortization of discount, premium, issuance costs and related costs	5,618	4,977
Unrealized gains on derivative financial instruments	(5,141)	(5,321)
Amortization of actuarial loss and prior service credits for retirement benefits	2,537	4,039
Other non-cash items	44	(27)
Changes in operating assets and liabilities:
Receivables	(20,522)	(1,902)
Prepaid expenses and other assets	(192)	(4,299)
Accounts payable and accrued liabilities	(6,368)	(25,967)
Accrued interest payable	143,500	149,675
Deferred revenue	5,487	22,679
Accrued retirement benefits	(6,320)	(6,118)
Other long-term liabilities	(4,453)	2,541

Net cash provided by operating activities	366,891	386,353

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(166,440)	(186,992)
Other investing activities	—	5

Net cash used in investing activities	(166,440)	(186,987)

Cash flows from financing activities:
Repayments of long-term debt	(12,209)	(49,000)
Dividends paid to preferred shareholders	(2,480)	(2,480)
Capital contribution from noncontrolling interest	6,105	—
Dividends paid to noncontrolling interest	(1,846)	(1,938)
Principal payments on deferred satellite performance incentives	(5,164)	(5,260)
Other financing activities	2,968	96

Net cash used in financing activities	(12,626)	(58,582)

Effect of exchange rate changes on cash and cash equivalents	(223)	(5,205)

Net change in cash and cash equivalents	187,602	135,579
Cash and cash equivalents, beginning of period	247,790	123,147

Cash and cash equivalents, end of period	$435,392	$258,726

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$89,752	$76,758
Income taxes paid, net of refunds	15,529	14,074
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$52,382	$73,014

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM OPERATIONS

($ in thousands)

	Three Months Ended March 31,	Three Months Ended March 31,
	2014	2015
Net cash provided by operating activities	$366,891	$386,353
Payments for satellites and other property and equipment (including capitalized interest)	(166,440)	(186,992)

Free cash flow from operations	$200,451	$199,361

Note:

Free cash flow from operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from operations excludes proceeds resulting from settlement of insurance claims, and is not a measurement of cash flow under GAAP. Intelsat believes free cash flow from operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts and investors in assessing performance. Free cash flow from operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from operations is not a measure of financial performance under GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from operations as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.